UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

FORM 11-K

☒ ANNUAL REPORT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended: December 31, 2021

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission File Number: 1-12709

TOMPKINS RETIREMENT SAVINGS PLAN

(Full title of Plan)

TOMPKINS FINANCIAL CORPORATION

(Name of issuer of the securities held pursuant to the Plan)

118 E. Seneca Street, P.O. Box 460,

Ithaca, New York 14851

(607) 273-3210

(Address of principal executive offices)

CONTENTS
AUDITED FINANCIAL STATEMENTS	PAGE

Report of Independent Registered Public Accounting Firm	3-4

Statements of Net Assets Available for Benefits	5

Statements of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7-14

SUPPLEMENTAL SCHEDULE

Form 5500 - Schedule H - Part IV:

Item 4i - Schedule of Assets Held for Investment Purposes at End of Year - December 31, 2021	16-17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants

Tompkins Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Tompkins Retirement Savings Plan (formerly known as Tompkins Financial Corporation Investment and Stock Ownership Plan) (the “Plan”) as of December 31, 2021 and 2020, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter - Merger

As further discussed in Note A to the financial statements, effective December 1, 2021, the Tompkins Financial Corporation Defined Contribution Retirement Plan and the Tompkins Financial Corporation 2015 Defined Contribution Retirement Plan were merged into this plan. The Plan was renamed as the Tompkins Retirement Savings Plan, the surviving plan in the merger. Our opinion is not modified with respect to this matter.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets Held for Investment Purposes at End of Year – December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2006.

Elmira, New York

June 28, 2022

TOMPKINS RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2021	2020
ASSETS
Investments, at fair value:
Tompkins Financial Corporation common stock	$15,906,523	$13,010,088
Pooled separate accounts	—	59,346,636
Collective investment trusts	1,064,651	—
Mutual funds	194,286,495	59,442,211
	211,257,669	131,798,935
Investments, at contract value:
Guaranteed Income Fund	—	25,156,435
TOTAL INVESTMENTS	211,257,669	156,955,370

Receivables:
Notes receivable from participants	2,906,760	2,741,668
Participant contributions	750,025	497,395
Employer contributions	4,288,396	—
TOTAL RECEIVABLES	7,945,181	3,239,063

NET ASSETS AVAILABLE
FOR BENEFITS	$219,202,850	$160,194,433

The accompanying notes are an integral part of the financial statements.

TOMPKINS RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
	2021	2020
ADDITIONS
Additions to net assets attributed to:
Investment income:
Interest and dividends	$3,976,558	$1,705,943
Net appreciation in fair value of investments	19,805,928	11,274,361
	23,782,486	12,980,304

Interest income on notes receivable from participants	139,776	151,624

Contributions:
Employer	7,286,888	2,920,180
Participant	7,814,317	7,252,688
Rollover	1,192,832	524,962
	16,294,037	10,697,830
TOTAL ADDITIONS	40,216,299	23,829,758

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	10,283,561	8,521,583
Administrative expenses	244,621	188,797
TOTAL DEDUCTIONS	10,528,182	8,710,380

NET INCREASE	29,688,117	15,119,378

Net assets available for benefits at beginning of year	160,194,433	144,890,937

Transfer from Tompkins Financial Corporation Defined Contribution Retirement Plan	14,319,016	—
Transfer from Tompkins Financial Corporation 2015 Defined Contribution Retirement Plan	14,723,388	—
Transfer from Tompkins Financial Corporation Employee Stock Ownership Plan	277,896	184,118
NET ASSETS AVAILABLE FOR BENEFITS
AT END OF YEAR	$219,202,850	$160,194,433

The accompanying notes are an integral part of the financial statements.

TOMPKINS RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE A: DESCRIPTION OF PLAN

The following description of the Tompkins Retirement Savings Plan formerly known as Tompkins Financial Corporation Investment and Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

On December 1, 2021, the Tompkins Financial Corporation Defined Contribution Retirement Plan and the Tompkins Financial Corporation 2015 Defined Contribution Retirement Plan merged into the Plan. Subsequent to the merger, participants who were actively employed and met eligibility definitions in the respective plans merged in can actively participate in the Plan.

General

The Plan is a defined contribution plan covering eligible employees who have met certain age and service requirements. The Plan is administered by the Executive, Compensation/Personnel Committee appointed by Tompkins Financial Corporation’s Board of Directors, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). All investments of the Plan are participant directed.

Effective December 1, 2021, Principal Trust Company (Principal) became the trustee and custodian of the Plan. Principal Life Insurance Company is the recordkeeper for the Plan. Prior to that date, Prudential Retirement Insurance and Annuity Company served as the recordkeeper and Prudential Bank and Trust, F.S.B (“Prudential”) served as the trustee and custodian of the Plan.

Eligibility

All employees are eligible to begin voluntary contributions and receive matching contributions on the first day of the month immediately following or coinciding with attaining the age of twenty-one. Employees are eligible for discretionary and nonelective contributions on the first day of the month immediately following or coinciding with completing one year of credited service and attaining the age of twenty-one. To receive certain nonelective contributions, employees must have also been participants of the Tompkins Financial Corporation Retirement Plan as of December 31, 2009, and remain employed from January 1, 2010 through July 31, 2015. Leased employees, employees covered under a collective bargaining agreement and “On Call” employees are not eligible to participate.

Vesting

A participant is immediately vested in all elective and certain nonelective contributions and earnings thereon. A participant is 100% vested in the matching and certain nonelective contributions after three years of service.

Contributions

Participants may contribute their entire eligible compensation, as defined, subject to certain Internal Revenue Service limitations. Participants who have attained age 50 before end of year are eligible to make catch-up contributions. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans. The Plan includes an auto-enrollment provision whereby all new eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. The pre-tax contribution of an employee who is contributing less than 10% of eligible compensation, will automatically increase annually by 1% increments up to a maximum of 10% of eligible compensation, provided the employee has not elected to opt-out of the automatic increase feature. The Plan sponsor matching contributions are equal to 100% of the first 3% of elective deferral and 50% of the next 2% of elective deferral. Effective December 1, 2021 the employer match is now discretionary.

TOMPKINS RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE A: DESCRIPTION OF PLAN, Cont’d

The Plan sponsor contributes nonelective amounts, which range from 3% to 7% of eligible compensation for nine separate employee classifications based on age and years of service. Eligible employees will also receive an increase to their nonelective contribution based on a factor determined by age and years of service as of August 1, 2015.

Additionally, the Plan sponsor may contribute amounts annually at the discretion of the Board of Directors (the “Board”) based on a percentage of the total compensation of all eligible participants during any Plan year. Participants are given the opportunity to elect to receive in cash that portion of their allocation, which the Board shall designate as eligible for cash election for the Plan year, or they may elect to allocate all or part to their Plan account maintained on their behalf in the Plan. The Board approved a 3% contribution for both 2021 and 2020.

Notes receivable from participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, but no more than 50% of the participant’s vested account balance. The loans are secured by the balance of the participant’s account and bear interest at the bank prime rate plus 1% as declared quarterly. Principal and interest is paid through payroll deductions over a term of one to five years, except loans used to purchase a participant’s principal residence which may exceed five years.

As a result of the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), which was signed into law on March 27, 2020, the participant loan limit was temporarily increased to the lessor of $100,000 or 100% of the vested account balance. This increase is permitted for loans made to qualified individuals, on or after March 27, 2020 and before September 23, 2020. In addition, repayments of loans by qualified individuals due between March 27, 2020 and December 31, 2020 may be delayed for one year upon participant request.

Diversification and transfers

Under the Tompkins Financial Corporation Employee Stock Ownership Plan document, participants meeting certain age and service requirements may elect to diversify the eligible portion of the Company stock held in their account. The funds elected to be diversified are transferred to the Plan and invested into funds as chosen by the participant. During 2021 and 2020, participants transferred $277,896 and $184,118, respectively.

Participants’ accounts

Each participant’s account is credited with the participant’s contributions and Company matching and nonelective contributions as well as allocations of the Company’s discretionary contributions and plan earnings. Allocations of company contributions are based upon the participant’s compensation and the allocations of Plan earnings are based upon participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

TOMPKINS RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE A: DESCRIPTION OF PLAN, Cont’d

Payment of benefits

The Plan provides for normal retirement benefits upon reaching the age of 65 and has provisions for early retirement, disability, death, hardship, in-service and termination benefits for those participants who are eligible to receive such benefits. A participant may receive the value of the vested interest in his or her account as a lump-sum distribution or in installments.

As a result of the CARES Act, qualified individuals are permitted through December 31, 2020 to take a distribution in an amount up to $100,000 without imposition of the 10% early distribution penalty, and this distribution is not subject to the 20% tax withholding rate. Additionally, individuals taking this distribution have the option to spread the tax over three years with the ability to recontribute up to the full amount of the distributions within three years and not be subjected to tax as a result.

Forfeited accounts

Forfeitures of terminated participants’ non-vested accounts are used to reduce employer contributions or to pay Plan expenses. Forfeitures used to reduce employer contributions and administrative expenses were approximately $23,000 and $1,000, respectively, in 2021 and approximately $73,000 and $1,000, respectively, in 2020. Forfeited non-vested accounts to be utilized in future years as of December 31, 2021 amounted to $220,668.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment valuation and income recognition

The Plan’s investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year, in addition to capital gain distributions.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Administrative expenses

The Plan’s expenses are paid either by the Plan, participants, or the Company, as provided by the plan document. Expenses that are paid directly by the Company are excluded from these financial statements. Certain expenses incurred in connection with the general administration of the Plan that are paid by the Plan are recorded as deductions in the accompanying statements of changes in net assets available for benefits. In addition, certain investment related expenses are included in net appreciation of fair value of investments presented in the accompanying statements of changes in net assets available for benefits.

TOMPKINS RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont’d

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Payment of benefits

Benefits are recorded when paid.

Subsequent events

The Plan has evaluated subsequent events and determined no subsequent events have occurred requiring adjustments to the financial statements or disclosures.

NOTE C: FAIR VALUE MEASUREMENTS

Accounting principles generally accepted in the United States of America provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 -	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 -	Inputs to the valuation methodology include:

-	Quoted prices for similar assets or liabilities in active markets;

-	Quoted prices for identical or similar assets or liabilities in inactive markets;

-	Inputs other than quoted prices that are observable for the asset or liability;

-	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020.

TOMPKINS RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE C: FAIR VALUE MEASUREMENTS, Cont’d

Tompkins Financial Corporation common stock

Tompkins Financial Corporation common stock is valued at the closing price as listed on the New York Stock Exchange.

Pooled separate accounts

These funds were organized as pooled separate accounts of Prudential Retirement Insurance and Annuity Company (“PRIAC”), an ultimate wholly-owned subsidiary of Prudential Financial, Inc., as investment vehicles for qualified retirement plans.

The pooled separate accounts were valued using the Net Asset Value (“NAV”) per share of the underlying investments. There were no unfunded commitments for the pooled separate accounts as of December 31, 2021 and 2020. There was no waiting period or other restrictions on redemptions from these pooled separate accounts.

Mutual funds

Valued at the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Collective investment trusts

Valued at NAV based on the underlying assets of the trust. The NAV is used as a practical expedient to estimate fair value and is obtained from information provided by the investment advisor using the audited financial statements of the collective investment trusts at year end.

The preceding methods as described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

TOMPKINS RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE C: FAIR VALUE MEASUREMENTS, Cont’d

The following table sets forth by Level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2021 and 2020:

	Level 1	Total
December 31, 2021
Tompkins Financial Corporation common stock	$15,906,523	$15,906,523
Collective investment trusts at NAV(1)	—	1,064,651
Mutual funds	194,286,495	194,286,495
Total investments, at fair value	$210,193,018	$211,257,669

December 31, 2020
Tompkins Financial Corporation common stock	$13,010,088	$13,010,088
Pooled separate accounts at NAV(1)	—	59,346,636
Mutual funds	59,442,211	59,442,211
Total investments, at fair value	$72,452,299	$131,798,935

(1)	Certain investments that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

NOTE D: GUARANTEED INCOME FUND

The Plan participated in the Prudential Guaranteed Income Fund (“GIF”), which is an insurance company issued general account backed group annuity contract. All transactions were at contract value, including discontinuance of the contract.

Since the guaranteed investment contract is fully benefit-responsive, it is required to be presented at contract value. Contract value as reported to the Plan by Prudential, represents contributions made under the contract, plus earnings at guaranteed crediting rates, less participant withdrawals and administrative fees. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their account balances at contract value. The GIF is a group annuity insurance product issued by PRIAC, and is backed by the full faith and creditworthiness of the issuer. Guarantees are based on the claims-paying ability of PRIAC and not on the value of the securities within the insurer’s general account. Deposits made to the GIF are deposited in PRIAC’s general account. Payment obligations under the GIF represent an insurance claim supported by all general account assets.

There are generally no events that could limit the ability of the Plan to transact at contract value paid within 90 days or contract value paid over time. There are no events that allow the issuer to terminate the contract at an amount different than contract value paid either within 90 days or over time.

Effective December 1, 2021 in conjunction with the transfer of assets the guaranteed income fund is no longer a Plan asset.

TOMPKINS RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE E: TAX STATUS

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated April 29, 2014, that the non-standardized prototype plan under which the Plan was adopted is designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. The Plan administrator and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE F: PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants have a fully vested interest in their accounts and their accounts will be paid to them as provided by the Plan document.

NOTE G: TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are managed by Principal, and previously by Prudential and related entities and, therefore, transactions involving these investments qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions as defined by ERISA.

The Plan invests in Tompkins Financial Corporation common stock which represents approximately 7% and 8% of net assets available for benefits at December 31, 2021 and 2020, respectively.

NOTE H: RISKS AND UNCERTAINTIES

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying statements of net assets available for benefits.

TOMPKINS RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE I: RECONCILIATION OF THE FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
	2021	2020
Net assets available for benefits per the financial statements	$219,202,850	$160,194,433
Less: 2020 Participant contributions receivable	—	(497,395)

Net assets available for benefits per the Form 5500	$219,202,850	$159,697,038

The following is a reconciliation of net increase during the year per the financial statements to net income per the Form 5500:

2021

Net increase during the year per the financial statements	$29,688,117
Add: Prior year participant contributions receivable	497,395

Net income per the Form 5500	$30,185,512

As discussed in Note A, participants are given the opportunity to elect to receive in cash that portion of their profit sharing allocation which the Board of Directors shall designate as eligible for cash election for the Plan year or they may elect to allocate all or part to their plan account maintained on their behalf in the Plan. These elective deferrals are not made by the participant until the year subsequent to the year in which the profit sharing percentage is approved. Therefore, these elective deferrals are accrued as a receivable to the Plan in the Plan year that the profit sharing amount is approved. However, these elective deferrals are considered in the relevant non-discrimination testing in the year that they are received by the Plan.

TOMPKINS RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE

TOMPKINS RETIREMENT SAVINGS PLAN

EIN: 15-0470650

PLAN #: 002

FORM 5500 - SCHEDULE H - PART IV

ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AT END OF YEAR - DECEMBER 31, 2021

(a)	(b)	(c)	(e)
		Description of investment,
Party		including maturity date, rate of
in	Identity of issue, borrower,	interest, collateral, par or	Current
interest	lessor or similar party	maturity value	Value

	Wilmington	67,311.8437 units Stable Value R1	$684,333
	BlackRock Advisors, LLC	39,915.6273 units iShs US Agg Bond Index K	418,715
	JP Morgan Investment Mgmt Inc.	36,166.3753 units Core Bond R6	427,848
	Capital Research and Mgmt Co	232,443.2668 units Target Date Retirement 2010 R6	2,875,323
	Capital Research and Mgmt Co	638,975.5809 units Target Date Retirement 2015 R6	8,370,580
	Capital Research and Mgmt Co	1,196,143.9260 units Target Date Retirement 2020 R6	17,128,781
	Capital Research and Mgmt Co	2,441,294.0736 units Target Date Retirement 2025 R6	39,475,725
	Capital Research and Mgmt Co	2,220,880.4012 units Target Date Retirement 2030 R6	39,687,133
	Capital Research and Mgmt Co	1,429,963.1927 units Target Date Retirement 2035 R6	28,055,878
	Capital Research and Mgmt Co	860,593.4701 units Target Date Retirement 2040 R6	17,831,497
	Capital Research and Mgmt Co	709,489.3360 units Target Date Retirement 2045 R6	15,140,502
	Capital Research and Mgmt Co	369,233.8815 units Target Date Retirement 2050 R6	7,787,143
	Capital Research and Mgmt Co	141,999.6833 units Target Date Retirement 2055 R6	3,775,772
	Capital Research and Mgmt Co	61,878.5464 units Target Date Retirement 2060 R6	1,106,388
	Capital Research and Mgmt Co	25,202.7410 units Target Date Retirement 2065 R6	425,170

(CONTINUED)

TOMPKINS RETIREMENT SAVINGS PLAN

EIN: 15-0470650

PLAN #: 002

FORM 5500 - SCHEDULE H - PART IV

ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AT END OF YEAR - DECEMBER 31, 2021, Cont’d

(a)	(b)	(c)	(e)
		Description of investment,
Party		including maturity date, rate of
in	Identity of issue, borrower,	interest, collateral, par or	Current
interest	lessor or similar party	maturity value	Value

	BlackRock Advisors, LLC	98,097.4638 units iShs Russ 1000 Lg- Cp Idx K	3,031,212
	JP Morgan Investment Mgmt Inc.	65,602.5753 units JP Morgan Equity Income R6	1,564,621
	Polen Capital Management	40,415.0512 units Polen Growth Instl	2,203,429
	BlackRock Advisors, LLC	89,456.9655 units iShs Russ Md- Cp Index K	1,348,116
	BlackRock Advisors, LLC	42,683.2113 units iShs Russ 2000 SC Index K	1,102,934
	Harbor Capital Advisors	5,898.8405 units Harbor Sm Cap Value Ret	251,114
	John Hancock Advisors, LLC	15,030.8850 units John Hancock Disc Val MC R6	415,754
	Wilmington	22,464.1471 units Mid Cap Growth R1	380,318
	Baillie Gifford	17,118.8183 units Baillie Gifford Emg Mkt Eq K	418,384
	BlackRock Advisors, LLC	26,958.0331 units iShs MSCI Tot Intl Idx K	293,573
	Morgan Stanley Inv. Mgmt.	37,983.6059 units Morgan Stanley Inst Int Adv I	1,150,903
*	Tompkins Financial Corporation	190,314.9435 units Tompkins Financial Corporation Common Stock	15,906,523
			211,257,669
*	Participant loans	3.25% - 6.50%; maturing 2022 through 2041	2,906,760
			$214,164,429

Note:	Certain cost information in column (d) is not required to be disclosed as investments are participant directed under an individual account plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TOMPKINS RETIREMENT SAVINGS PLAN (Formerly known as TOMPKINS FINANCIAL CORPORATION INVESTMENT AND STOCK OWNERSHIP PLAN)

Administrator: TOMPKINS COMMUNITY BANK
(Formerly known as Tompkins Trust Company)

Date: June 28, 2022	By:	/s/ Francis M. Fetsko
Francis M. Fetsko
Executive Vice President and
Chief Financial Officer

Exhibit Number	Description	Page

23.1	Consent of Mengel, Metzger, Barr & Co. LLP